UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, February 2026

Commission File Number 001-40848

GUARDFORCE AI CO., LIMITED

(Translation of registrant’s name into English)

10 Anson Road, #28-01 International Plaza

Singapore 079903

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

On February 20, 2026, Guardforce AI Co., Limited (the “Company”) issued a press release announcing that its board of directors has approved a share repurchase program with authorization to purchase up to $5 million of the Company’s outstanding ordinary shares. A copy of that press release is attached as exhibit 99.1 hereto.

On February 9, 2026, the Company issued a press release announcing that it has entered into a non-binding letter of intent to acquire 100% of the issued and outstanding share capital of MGAI Limited, a pioneer in AI-driven solutions for speech therapy and development management and rehabilitation services. A copy of that press release is attached as exhibit 99.2 hereto.

This report on Form 6-K is incorporated by reference into (i) the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-261881) declared effective by the Securities and Exchange Commission (the “Commission”) on January 5, 2022; (ii) the prospectus dated February 9, 2022 contained in the Company’s registration statement on Form F-3 (SEC File No. 333-262441) declared effective by the Commission on February 9, 2022; (iii) the prospectus contained in the Company’s Post-Effective Amendment No. 1 to Form F-1 on Form F-3 (SEC File No. 333-258054) declared effective by the Commission on June 14, 2022; and (iv) the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-284261) declared effective by the Securities and Exchange Commission (the “Commission”) on January 24, 2025

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release titled “Guardforce AI Announces Share Repurchase Program,” dated February 20, 2026
99.2	Press Release titled “Guardforce AI Signs Non-binding Letter of Intent to Acquire Leading AI-Powered Speech Therapy and Development Platform,” dated February 9, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2026	Guardforce AI Co., Limited

	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

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